UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Amarin Corporation plc
(Name of Issuer)

Ordinary Shares, par value 50 pence per share
(Title of Class of Securities)

023111206
(CUSIP Number)

Mark DiPaolo Senior Partner, General Counsel Sarissa Capital Management LP 660 Steamboat Road Greenwich, CT 06830 203-302-2330
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 9, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 023111206	Page 2 of 4 Pages

SCHEDULE 13D

This Amendment No. 7 to Schedule 13D (“Amendment No. 7”) relates to American Depositary Shares (“ADS(s)”), each ADS representing one ordinary share, par value 50 pence per share (the “Ordinary Shares”), issued by Amarin Corporation plc, a company incorporated under the laws of England and Wales (the “Issuer”), and amends the initial statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 24, 2022 (the “Initial Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D filed on June 3, 2022, Amendment No. 2 to Schedule 13D filed on June 16, 2022, Amendment No. 3 to Schedule 13D filed on October 11, 2022, Amendment No. 4 to Schedule 13D filed on January 11, 2023, Amendment No. 5 to Schedule 13D filed on January 19, 2023 and Amendment No. 6 to Schedule 13D filed on February 8, 2023 (the Initial Schedule 13D as so amended, the “Schedule 13D”). All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.

This Amendment No. 7 is being filed to amend Item 4 and Item 7 as follows:

Item 4.	Purpose of Transaction. Item 4 of the Schedule 13D is hereby amended to include the following:

On February 9, 2023, Sarissa Capital issued the press release attached as Exhibit 10 hereto.

Item 7.	Material to Be Filed as Exhibits. Item 7 of the Schedule 13D is hereby amended to include the following:

Exhibit 10 – Press Release, February 9, 2023

CUSIP No. 023111206	Page 3 of 4 Pages

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2023

SARISSA CAPITAL MANAGEMENT LP

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: Senior Partner, General Counsel

/s/ Alexander J. Denner
Alexander J. Denner

/s/ Louis Sterling III
Louis Sterling III

CUSIP No. 023111206	Page 4 of 4 Pages

SCHEDULE 13D

INDEX TO EXHIBITS

Exhibit 1 – Joint Filing Agreement of the Reporting Persons*

Exhibit 2 – Press Release, June 15, 2022*

Exhibit 3 – Press Release, October 11, 2022*

Exhibit 4 – Requisition Notice, January 10, 2023*

Exhibit 5 – Press Release, January 10, 2023*

Exhibit 6 – Joint Filing Agreement of the Reporting Persons*

Exhibit 7 – Power of Attorney Granted by Louis Sterling III in favor of Mark DiPaolo and Patrice Bonfiglio, January 10, 2023*

Exhibit 8 – Press Release, January 18, 2023*

Exhibit 9 – Press Release, February 7, 2023*

Exhibit 10 – Press Release, February 9, 2023

*	Previously filed.